EXHIBIT 4.1

DESCRIPTION OF REGISTRANT’S SECURITIES

The following description sets forth certain material terms and provisions of our capital stock and also summarizes relevant provisions of Florida law. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of Florida law and our articles of incorporation and our bylaws, copies of which are incorporated by reference as exhibits to this Annual Report on Form 10-K of which this Exhibit 4.1 is a part.

Authorized and Outstanding Capital Stock

Innovative Food Holdings, Inc., a Florida corporation (“we,” or the “Company”), has authorized common stock consisting of 500,000,000 shares of common stock, $0.0001 par value, and 10,000,000 shares of preferred stock, $0.0001 par value. As of March 17, 2025, there were a total of 53,986,793 shares of the Company’s common stock outstanding, all of which are fully paid and nonassessable, and no shares of outstanding preferred stock.

Common Stock

Our common stock is quoted on OTCQB under the symbol “IVFH.”

The holders of our common stock are entitled to one vote for each share held of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors.

The holders of our common stock are entitled to receive dividends when, as and if declared by the Board of Directors of the Company (the “Board”) out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. The holders of our common stock have no preemptive, subscription, redemption or conversion rights.

Anti-Takeover Effects of Provisions of our Articles of Incorporation and Bylaws

Our Articles of Incorporation and our Amended Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the Board. In particular, the Articles of Incorporation and Amended Bylaws, as applicable, among other things:

●	provide our board of directors with the ability to alter its bylaws without shareholder approval; and
●	provide that vacancies on our board of directors may be filled by a majority of directors in office, although less than a quorum.

Such provisions may have the effect of discouraging a third-party from acquiring us, even if doing so would be beneficial to our shareholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by them, and to discourage some types of transactions that may involve an actual or threatened change in control of our Company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage some tactics that may be used in proxy fights. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

Section 607.0901 of the Florida Statutes

We are subject to Section 607.0901 of the Florida Statutes. In general, Section 607.0901 regulates certain transactions between a corporation and an “interested shareholder,” one who beneficially owns more than ten percent of the corporation’s outstanding voting shares. The statute provides significant protection to minority shareholders by assuring that the transactions covered by the statute are either (a) procedurally fair (i.e., the transaction is approved by disinterested directors or disinterested shareholders) or (b) substantively fair (i.e., result in a fair price to the shareholders).

Section 607.0902 of the Florida Statutes

We are subject to Section 607.0902 of the Florida Statutes. In general, Section 607.0902 focuses on the acquisition of “control shares” in an issuing public corporation. When control shares are acquired in a “control share acquisition,” the shares do not have voting rights. Voting rights may be restored only if the bidder files an acquiring person statement and requests a shareholder meeting to vote on whether the bidder’s shares should be accorded voting rights. Voting rights are restored only to the extent approved by the disinterested shareholders (which excludes both the bidder and management shareholders). Alternatively, the bidder’s shares will have voting rights if the acquisition is approved by the target company’s board of directors. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.